# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HighPeak Energy, Inc., CIK 0001792849
CUSIP: 43114Q105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 421 W. 3RD STREET, SUITE 1000, FORT WORTH, Texas (TX), 76102
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001719772
Persons authorized to receive notices and communications: Daniel Silver, 421 W. 3rd Street, Suite 1000, Fort Worth, Texas (TX), 75102, 817-850-9200

## Reporting persons
- HighPeak Energy Partners, LP (CIK 0001719772): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,498,461; sole dispositive power 0; shared dispositive power 44,498,461; aggregate amount beneficially owned 44,498,461 (35.3% of the class)
- HighPeak Energy, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 39,642,461; sole dispositive power 0; shared dispositive power 39,642,461; aggregate amount beneficially owned 39,642,461 (31.4% of the class)
- HighPeak Energy II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,740,593; sole dispositive power 0; shared dispositive power 36,740,593; aggregate amount beneficially owned 36,740,593 (29.1% of the class)
- HighPeak Pure Acquisition, LLC (CIK 0001737051): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,856,000; sole dispositive power 0; shared dispositive power 4,856,000; aggregate amount beneficially owned 4,856,000 (3.8% of the class)
- HighPeak Energy Partners GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,498,461; sole dispositive power 0; shared dispositive power 44,498,461; aggregate amount beneficially owned 44,498,461 (35.3% of the class)
- HighPeak GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,498,461; sole dispositive power 0; shared dispositive power 44,498,461; aggregate amount beneficially owned 44,498,461 (35.3% of the class)
- HighPeak Energy GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,740,593; sole dispositive power 0; shared dispositive power 36,740,593; aggregate amount beneficially owned 36,740,593 (29.1% of the class)
- HighPeak Energy Partners II, LP (CIK 0001735983): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,740,593; sole dispositive power 0; shared dispositive power 36,740,593; aggregate amount beneficially owned 36,740,593 (29.1% of the class)
- HighPeak GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,740,593; sole dispositive power 0; shared dispositive power 36,740,593; aggregate amount beneficially owned 36,740,593 (29.1% of the class)
- HighPeak Energy Partners GP II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,740,593; sole dispositive power 0; shared dispositive power 36,740,593; aggregate amount beneficially owned 36,740,593 (29.1% of the class)
- HIGHTOWER JACK (CIK 0001035234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HighPeak Energy, Inc.
Address of issuer's principal executive offices: 421 W. 3RD STREET, SUITE 1000, FORT WORTH, Texas (TX), 76102
Comment: This Amendment No. 6 (this "Amendment") supplements the information set forth in the Schedule 13D dated August 31, 2020, filed by the Filing Parties on August 31, 2020, as amended and supplemented from time to time (the "Schedule 13D"), with respect to the Common Stock of the Company. The Schedule 13D is no longer a joint filing with Mr. Jack Hightower and is being filed solely by the parties identified herein. Capitalized terms used but not defined in this Amendment shall have the meanings set forth on the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by HighPeak Energy, LP, a Delaware limited partnership ("HP I"), HighPeak Energy II, LP, a Delaware limited partnership ("HP II"), HighPeak Pure Acquisition, LLC, a Delaware limited liability company ("Sponsor"), HighPeak Energy Partners, LP, a Delaware limited partnership ("HPEP I"), HighPeak Energy Partners II, LP, a Delaware limited partnership ("HPEP I"), HighPeak Energy GP, LLC, a Delaware limited liability company ("HPE GP I"), HighPeak Energy GP II, LLC, a Delaware limited liability company ("HPE GP II"), HighPeak Energy Partners GP, LP, a Delaware limited partnership ("HPEP GP I"), HighPeak Energy Partners GP II, LP, a Delaware limited partnership ("HPEP GP II"), HighPeak GP, LLC, a Delaware limited liability company ("HP GP I") and HighPeak GP II, LLC, a Delaware limited liability company ("HP GP II" and, together with the foregoing entities, the "Filing Parties") pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

The general partner of HP I is HPE GP I. The sole member of HPE GP I is HPEP I, whose general partner is HPEP GP I. The general partner of HPEP GP I is HP GP I. A Majority of the Members and John Paul Dejoria Family Trust ("JDPFT") has the right to appoint all managers to the board of managers of HP GP I. The general partner of HP II is HPE GP II. The sole member of HPE GP II is HPEP II. The general partner of HPEP II is HPEP GP II. The general partner of HPEP GP II is HP GP II. A Majority of the Members and JPDFT have the right to appoint all managers to the board of managers of HP GP II.

On September 15, 2025, Mr. Hightower retired from managing the Filing Parties which collectively own approximately 64.4% of the shares of common stock of the Company. Following Mr. Hightower's retirement, the Filing Parties are managed by a three-member committee composed of Messrs. Michael Hollis, Daniel Silver and Ryan Hightower. Each member has one vote, and the approval of a majority of the members is required to approve an action of the Filing Parties. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities.
Residence or business address: The principal business address of Filing Parties is 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102.
Present principal occupation or employment: The principal business of the Filing Parties is to acquire, operate and manage assets on behalf of qualified purchasers.
Criminal convictions in the last five years: During the last five years, none of the Filing Parties or any of their respective executive officers or managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filing Parties or any of their respective executive officers or managers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information from the response in subpart (a) of this section is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of Schedule 13D is incorporated by reference herein. If the Filing Parties named in Item 2 are deemed to be a group, such group would beneficially own 81,239,054 shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The responses to Item 3 and 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, the Filing Parties have not effected any transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Mr. Hightower ceased to be the beneficial owner of more than five percent of the Common Stock on September 15, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Filing Parties.

## Signatures
- HighPeak Energy Partners, LP: /s/ Daniel Silver, Daniel Silver/Manager HighPeak Energy GP, LLC, its General Partner (09/17/2025)
- HighPeak Energy, LP: /s/ Daniel Silver, Daniel Silver/Manager HighPeak Energy Partners GP, LP, its General Partner (09/17/2025)
- HighPeak Energy II, LP: /s/ Daniel Silver, Daniel Silver/Manager HighPeak Energy Partners GP II, LP, its General Partner (09/17/2025)
- HighPeak Pure Acquisition, LLC: /s/ Daniel Silver, Daniel Silver/Manager HighPeak Energy Partners, LP, its Sole Member (09/17/2025)
- HighPeak Energy Partners GP, LP: /s/ Daniel Silver, Daniel Silver/Manager HighPeak GP, LLC, its General Partner (09/17/2025)
- HighPeak GP, LLC: /s/ Daniel Silver, Daniel Silver/Manager (09/17/2025)
- HighPeak Energy GP II, LLC: /s/ Daniel Silver, Daniel Silver/Manager HighPeak Energy Partners II, LP, its Sole Member (09/17/2025)
- HighPeak Energy Partners II, LP: /s/ Daniel Silver, Daniel Silver/Manager HighPeak Energy GP II, LLC, its General Partner (09/17/2025)
- HighPeak GP II, LLC: /s/ Daniel Silver, Daniel Silver/Manager (09/17/2025)
- HighPeak Energy Partners GP II, LP: /s/ Daniel Silver, Daniel Silver/Manager HighPeak GP II, LLC, its General Partner (09/17/2025)
- HIGHTOWER JACK: /s/ Jack Hightower, Jack Hightower/Self (09/17/2025)